

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Kim Stratton
Chief Executive Officer
Orphazyme A/S
Ole Maaløes Vej 3, DK-2200
Copenhagen N
Denmark

> **Re: Orphazyme A/S**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 21, 2020**
> **File No. 333-248607**

Dear Ms. Stratton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1 filed September 21, 2020

Prospectus Summary
Overview, page 1

1. We note your disclosure on page 22 that the U.S. Food and Drug Administration (FDA) has identified to you potential review issues that you will need to address before obtaining FDA approval of arimoclomol for the treatment of Niemann-Pick disease Type C. Please place your selected disclosure in appropriate context by describing the potential review issues.

Use of Proceeds, page 80

2.   We refer to comment 8 in our letter dated July 27, 2020. Please specify how far in the development of each of your programs you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Item 3.C.1 of Form 20-F.

Exhibits

3.   Please have counsel file a revised Exhibit 5.1 opinion that does not include the assumptions set forth in Section 2.d. Refer to Staff Legal Bulletin No. 19, Section II.B.3.a.

    You may contact David Burton at 202-551-3626 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Joshua A. Kaufman, Esq.